April 22, 2022

VIA EDGAR

Eric Envall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States 12 Month Natural Gas Fund, LP

Registration Statement on Form S-1 (File No. 333-263572) filed on March 15, 2022 (the “Registration Statement”)

Dear Mr. Envall:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States 12 Month Natural Gas Fund, LP hereby respectfully requests that the Registration Statement be declared effective on Tuesday, April 26, 2022, at 4:00 p.m. ET, or as soon thereafter as practicable.

United States 12 Month Natural Gas Fund, LP

By: United States Commodity Funds LLC,

its general partner

By: /s/ Daphne G. Frydman

       Daphne G. Frydman

       General Counsel